Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2024

SEC. I.D. No. 8-36540
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Operating Committee and Member of Prudential Investment Management Services LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Prudential Investment Management Services LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2025

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2024

(dollars in thousands)

Assets		
Cash and cash equivalents	$	61,615
Distribution and service fees receivable		7,609
Receivable from affiliates		1,029
Prepaid expenses and other assets		1,520
Current federal and state income taxes		182
Total assets	$	71,955
Liabilities and Member's Equity		
Liabilities		
Payable to broker-dealers and clearing organizations	$	6,073
Payable to affiliates and other accrued liabilities		3,246
Deferred federal and state income taxes		47
Total liabilities		9,366
Commitments and contingent liabilities (see Note 7)		
Member's Equity		
Contributed capital		31,040
Undistributed earnings		31,549
Total member's equity		62,589
Total liabilities and member's equity	$	71,955

The accompanying notes are an integral part of this Statement of Financial Condition.

(dollars in thousands)

1.   Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is a wholly-owned subsidiary of PIFM Holdco LLC, ("PHI"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including private placements and variable life contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

On April 1, 2022, PIMS' ultimate parent, Prudential Financial Incorporated ("PFI"), sold its retirement service business. As a result, beginning April 2024, the Company ceased activities as the clearing broker for all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to mutual fund products sold to defined contribution retirement plan clients of Prudential ("DC Plans").

The Company is the distributor of the Prudential Investments domestic family of mutual fund shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

2.   Summary of Significant Accounting Policies

Basis of presentation and use of estimates

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents

The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $61,615 represents amounts on deposit in corporate accounts at commercial banks. There were no investments in money market mutual funds as of December 31, 2024.

Distribution and service fee receivable

Distribution and service fee receivable includes fee receivables from the distribution of Pru Funds and mutual funds of unaffiliated families as well as Contingent deferred sales charges ("CDSC") fee receivables. Distribution and service fee receivables are accrued monthly on a trade date basis.

(dollars in thousands)

<u>Receivables and Payables due from/to affiliates</u>

Receivables from affiliates and payables to affiliates are further detailed in Note 6. Related Party Transactions.

<u>Other assets</u>

As of June 30th, 2024, the Company terminated its agreement with its parent, PHI, to finance its expected future monthly cash receipts from distribution and CDSC fees in exchange for cash. Financing under this agreement was on a sole recourse basis, with the Company required to repay PHI if the Company receives the distribution and CDSC fees. As of December 31, 2024, the Company has recorded the remaining expected future cash receipts and the related financing provided of $271 for Class C shares of Pru Funds.

<u>Income taxes</u>

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member ultimate owner, PFI. It is included in the consolidated federal income tax return and certain consolidated and combined state income tax returns of PFI.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

Accounting Pronouncements, Recently Adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification ("ASC").

ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

This ASU requires entities, including those with a single operating or reportable segment, to provide more detailed information about significant segment results that are regularly provided to the chief operating decision maker. The ASU also clarifies that all of the disclosures required in the guidance apply to all public entities, including those with a single operating or reportable segment.

The adoption of this ASU resulted in expanded disclosures as described in Note 8, and had no impact on the Company's Statement of Financial Condition.

Accounting Pronouncements, Not Yet Adopted

(dollars in thousands)

The FASB has recently issued several other standards not referenced above with varying effective dates. The Company is not aware of any pronouncements that will have a material impact if adopted.

Financial Instruments - Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from broker-dealers, clearing organizations and mutual funds. The Company evaluated the nature of the receivables, historical collection experience and duration and other specific data. The company determined that due to the short duration of the receivables and history of collections that any current expected credit losses are immaterial to the financial statements.

3.   **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the positions measured at fair value based on the level of observability of the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund for which the Company is the exclusive distributor.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any Level 3 assets or liabilities.

The were no assets measured at fair value on a reoccurring basis or financial instruments carried at fair value as of December 31, 2024.

The table below presents the carrying amount and fair value by hierarchy level of certain financial

(dollars in thousands)

instruments that are not reported at fair value. The Company did not have any transfers between the levels during the year ended December 31, 2024.

	Level 1	Level 2	Level 3	Total	Carrying Amount Total
		Fair Value			
Assets					
Cash	$ 61,615	$ —	$ —	$ 61,615	$ 61,615
Distribution and service fees receivable	—	7,609	—	7,609	7,609
Receivable from broker-dealers and clearing organizations	—	—	—	—	—
Receivable from affiliates	—	1,029	—	1,029	1,029
Prepaid expenses and other assets	—	1,520	—	1,520	1,520
Current and deferred federal and state income taxes	—	182	—	182	182
Total assets	$ 61,615	$ 10,340	$ —	$ 71,955	$ 71,955
Liabilities					
Payable to broker-dealers and clearing organizations	$ —	$ 6,073	$ —	$ 6,073	$ 6,073
Payable to affiliates and other accrued liabilities	—	3,246	—	3,246	3,246
Deferred federal and state income taxes	—	47	—	47	47
Total liabilities	$ —	$ 9,366	$ —	$ 9,366	$ 9,366

Due to the short-term nature of the assets and liabilities listed above, the the carrying amounts equal or approximate fair value.

4.   **Income Taxes**

The Company has a deferred tax liability of $47 related to deferred acquisition costs at December 31, 2024.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the

(dollars in thousands)

deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation, will be realized.

As of December 31, 2024, the Company established a valuation allowance related to tax benefits associated with foreign tax attributes. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of deferred tax asset that is realizable

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2024.

The Company files a consolidated Federal income tax return with Prudential. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2024 are 2014 through 2024. The Company files separate and/or combined state and local tax returns. Generally, the same years remain open on the state and local level as on the federal level.

The Company participates in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. **Related Party Transactions**

The Company terminated its agreement with PHI to finance its expected monthly cash receipts related to certain distribution and CDSC fees. The remaining amount payable to PHI under this agreement at December 31, 2024 was $271 and is included in *Payable to affiliates and other accrued liabilities.* See Note 2 for further details.

Certain balances included in *Payable to affiliates and other accrued liabilities*, on the Statement of Financial Condition, have been recorded net in accordance with ASC 210-20, Balance Sheet - Offsetting, and there is no cross-netting between different affiliated entities.

At December 31, 2024 and for the year then ended, the Company had the following Statement of Financial Condition related party balances and activity:

Statement of Financial Condition	Receivables	Payables
Distribution and service fees receivable	$ 7,543	$ —
Payable to broker-dealers and clearing organizations	—	4,002
Receivable from/payable to affiliates	1,029	2,799
Prepaid expenses and other assets	271	—
Current federal and state income taxes	182	—
Deferred federal and state income taxes	—	47
	$ 9,025	$ 6,848

(dollars in thousands)

It is noted that balances included above may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities, although the Company may be contractually liable to a third party.

6.   **Line of Credit**

The Company has a $250,000 open-ended line of credit with an affiliate, Prudential Funding, LLC. Borrowings under the line of credit will bear interest at the prevailing Commercial Paper rate at the time of the advance plus 40 basis points. The Company had no borrowings during 2024, and as of December 31, 2024, there were no amounts outstanding under the line of credit.

7.   **Commitments and Contingent Liabilities**

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with legal counsel, believes that the ultimate resolution of any pending litigation or regulatory matters should not have any material adverse effect on the Company's financial condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. The Company did not incur such charges for the year ended December 31, 2024.

8.   **Segment Information**

Although there are several broker-dealer services provided by the Company as described in Note 1, it is organized as a single reportable segment and manages the business activities on a total entity basis. The accounting policies are the same as those described in Note 2.

The Company has identified its President as the chief operating decision maker ("CODM"), who may use net income to evaluate the results of the business and manage the Company. Additionally, the CODM may use excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company.

The measure of segment assets is reported as *Total assets* on the Statement of Financial Condition.

9.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires the Company to maintain a minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions. At December 31, 2024, the Company had net capital of $57,700, which was $57,450 in excess of its required net capital.

(dollars in thousands)

As of November 2024, the Company is exempt from the Customer Protection Rule (Rule 15c3-3) of the Securities Exchange Act of 1934. The Company claims exemption from 17 C.F.R. § 240.15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

10. **Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2024 and through the issuance date, February 26, 2025, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.